UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 30, 2023

Erayak Power Solution Group Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	3621	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025
+86-577-86829999—telephone

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 30, 2023, Ms. Peiling Cheng tendered her resignation as independent director of Erayak Power Solution Group Inc. (the “Company”), effective November 30, 2023. Ms. Peiling Cheng’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On November 30, 2023, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Tsang Sheung was appointed as independent director and chair of compensation committee of the Company, effective November 30, 2023.

The biographical information of Mr. Tsang Sheung is set forth below:

Mr. Tsang Sheung has served as a director of Fuji (China) Industrial Technology Co., Ltd. in Hong Kong and as the General Manager of Shenzhen Zhongzhi Investment Co., Ltd. since 2009. He started his career at Bank of China (Hong Kong) Limited as a journalist after obtaining his bachelor’s degree in law from Jinan University in Guangzhou. Thereafter, he served successively as the director of the human resources, the director and then vice president of the president’s office, and the assistant to the president of the management division. Having served as an integral part of the restructuring and merger of Bank of China (Hong Kong) Group, Mr. Sheung has extensive experience in financial services, human resources, and corporate communications.

Mr. Tsang Sheung does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Tsang Sheung entered into an independent director offer letter with the Company and agreed to receive an annual compensation of $10,000, effective November 30, 2023. The independent director offer letter is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Independent Director Offer Letter to Mr. Tsang Sheung, dated November 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ERAYAK POWER SOLUTION GROUP INC.

Date: December 1, 2023	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	CEO

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